SO
3-22-04

04003673

STATES
HANGE COMMISSION
D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004

SEC FILE NUMBER
8- 46310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUMMIT BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

980 N. Federal Highway, Suite 310
(No. and Street)

Boca Raton FL 33432
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Jacobs 561-338-2761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Lovelace, P.A.
(Name – *if individual, state last, first, middle name*)

1201 S. Orlando Ave., Ste 400 Winter Park FL 32789-7192
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, Steven C. Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Brokerage Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. OCONNOR
Notary Public - State of Florida
Commission No. DD062017
My Comm. Expires Oct. 13,2005

Signature

Executive Vice President and Chief Financial Officer
Title

Steven C Jacobs (Personally Known)

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2003, and the related consolidated statements of loss, changes in stockholders' equity and cash flows for the years ended December 31, 2003 and 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Lovelace, P.A.

Certified Public Accountants

Orlando, Florida
February 6, 2004, except for
Note 15, as to which the date
is February 26, 2004

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2003

ASSETS	
Cash and cash equivalents	$ 3,111,117
Deposit held at clearing broker	76,017
Commissions receivable, net of allowance of $14,743	380,412
Other receivables	99,813
Securities owned, at fair value	2,835
Prepaid expenses	83,138
Property and equipment, net	64,427
Goodwill and customer list, net	1,477,576
Total assets	$ 5,295,335
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 743,832
Accrued commissions expense	651,503
Note payable, net	1,273,042
Total liabilities	2,668,377
Commitment and contingencies	
Stockholders' equity	
Preferred stock, 12% cumulative convertible; par value $0.0001 per share; authorized 150,000 shares; 125,000 issued and outstanding (liquidation preference of $125,000)	13
Common stock, par value $0.0001 per share; authorized 50,000,000 shares; 28,170,773 issued and 28,128,707 outstanding	2,817
Additional paid-in capital	8,904,658
Unearned stock compensation	(677,275)
Treasury stock, at cost	(21,746)
Accumulated deficit	(5,581,509)
Total stockholders' equity	2,626,958
Total liabilities and stockholders' equity	$ 5,295,335

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Loss

For The Years Ended December 31, 2003 and 2002

	2003	2002
Revenues		
Commissions	$ 12,404,652	$ 6,065,976
Interest and dividends	502,924	76,202
Other	168,786	12,676
	13,076,362	6,154,854
Expenses		
Commissions and clearing costs	9,366,875	5,275,867
Employee compensation and benefits	2,396,333	917,062
Occupancy and equipment	492,099	188,253
Communications	352,983	116,445
Professional expenses	664,405	785,486
Depreciation and amortization	220,274	51,338
Loss on disposition of assets	94,632	-
Other operating expenses	733,171	439,413
	14,320,772	7,773,864
Net loss before income taxes	(1,244,410)	(1,619,010)
Provision for income taxes	-	-
Net loss	$ (1,244,410)	$ (1,619,010)
Weighted average common shares and common share equivalents outstanding	26,523,974	10,264,778
Basic and diluted loss per share	$ (0.05)	$ (0.16)

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

For The Years Ended December 31, 2003 and 2002

	Preferred Stock		Common Stock								
	Number of Shares Outstanding	Par Value	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock Compen-sation	Treasury Stock	Accumulated Other Comprehensive Income	Subscription Receivable	Accumulated Deficit	Total Stock-holders' Equity
Balances, December 31, 2001	**125,000**	**$ 13**	**4,691,080**	**$ 470**	**$ 3,023,897**	**$ (6,342)**	**$ (16,238)**	**$ 2,660**	**$ (10,250)**	**$ (2,703,089)**	**$ 291,121**
Preferred stock dividend	-	-	-	-	-	-	-	-	-	(5,000)	(5,000)
Issuance of treasury stock	-	-	1,068	-	-	-	12,520	-	-	-	12,520
Cancellation of stock subscription	-	-	-	-	(10,250)	-	-	-	10,250	-	-
Issuance of common stock	-	-	14,000,000	1,400	2,457,249	-	-	-	-	-	2,458,649
Issuance of common stock for services - non-employees	-	-	100,000	10	65,990	-	-	-	-	-	66,000
Exercise of common stock options	-	-	1,400,000	140	349,860	-	-	-	-	-	350,000
Options issued for services – non-employees	-	-	-	-	345,755	(298,362)	-	-	-	-	47,393
Options issued for services - employee	-	-	-	-	104,250	-	-	-	-	-	104,250
Amortization of unearned stock compensation	-	-	-	-	-	67,581	-	-	-	-	67,581
Reduction in unrealized gain	-	-	-	-	-	-	-	(2,660)	-	-	(2,660)
Net loss	-	-	-	-	-	-	-	-	-	(1,619,010)	(1,619,010)
Balances, December 31, 2002	**125,000**	**13**	**20,192,148**	**2,020**	**6,336,751**	**(237,123)**	**(3,718)**	**-**	**-**	**(4,327,099)**	**1,770,844**
Preferred stock dividend	-	-	-	-	-	-	-	-	-	(10,000)	(10,000)
Purchases of treasury stock, net	-	-	(34,150)	-	-	-	(18,028)	-	-	-	(18,028)
Issuance of common stock	-		7,920,000	792	1,762,715	-	-	-	-	-	1,763,507
Issuance of common stock for services - non employees	-	-	50,709	5	29,011	-	-	-	-	-	29,016
Options issued for services - non-employees	-	-	-	-	122,769	(122,769)	-	-	-	-	-
Options issued for services – employee	-	-	-	-	653,412	(587,091)	-	-	-	-	66,321
Amortization of unearned stock compensation	-	-	-	-	-	269,708	-	-	-	-	269,708
Net loss	-	-	-	-	-	-	-	-	-	(1,244,410)	(1,244,410)
Balances, December 31, 2003	**125,000**	**$ 13**	**28,128,707**	**$ 2,817**	**$ 8,904,658**	**$ (677,275)**	**$ (21,746)**	**$ -**	**$ -**	**$ (5,581,509)**	**$ 2,626,958**

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For The Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net loss	$ (1,244,410)	$ (1,619,010)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Provision for doubtful accounts and advance receivables	29,333	4,721
Depreciation	29,951	51,338
Stock-based compensation and consulting	343,724	285,224
Loss on disposition of assets	94,632	-
Amortization of customer list	190,323	-
Amortization of imputed interest	76,858	-
Changes in:		
Deposit held at clearing broker	(50,972)	17
Deposit held at clearing broker – related party	45,459	6,051
Commission receivable	(33,492)	120,598
Other receivables	2,286	92,016
Prepaid expenses	(5,495)	(14,205)
Due from related party, net	(40,200)	-
Accounts payable and accrued expenses	513,741	35,783
Accrued commissions expense	340,863	(153,244)
Net cash provided by (used in) operating activities	292,601	(1,190,711)
Cash flows from investing activities		
Purchase of property and equipment	(66,922)	(11,002)
Net cash used in investing activities	(66,922)	(11,002)
Cash flows from financing activities		
Dividends paid – preferred stock	(10,000)	(5,000)
Purchase (issuance) of treasury stock, net	(18,028)	12,520
Issuance of common stock	1,763,507	2,808,649
Payments on debt obligation	(457,715)	(50,000)
Net cash provided by financing activities	1,277,764	2,766,169
Net increase in cash and cash equivalents	1,503,443	1,564,456
Cash and cash equivalents at beginning of year	1,607,674	43,218
Cash and cash equivalents at end of year	$ 3,111,117	$ 1,607,674

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services Inc. (the "Company") is a National Association of Securities Dealers ("NASD") member firm. The Company is an independent broker-dealer offering financial services to clients across the country through its network of approximately 65 independent broker-dealer branch offices as well as its one company-owned office.

CONSOLIDATION POLICY - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's primary subsidiaries include Summit Financial Group, Inc. (a registered investment advisor), SBS Insurance Agency of Florida, Inc. (an insurance business) and Summit Holding Group, Inc. (see Note 15). Intercompany transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEPOSIT HELD AT CLEARING BROKERS - The Company has an interest-bearing reserve deposit with certain clearing brokers. These clearing brokers require deposits of all introducing brokers for whom they transact business.

COMMISSIONS RECEIVABLE - Based upon past experience and a review of the individual accounts, management believes the commissions receivable as of December 31, 2003 are fully collectible; accordingly, no allowance has been recorded.

SECURITIES OWNED, AT FAIR VALUE - Securities owned are valued at estimated fair value as determined by management. The resulting differences between cost and estimated fair value are included in the consolidated statements of loss.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation, for financial reporting purposes, is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years.

TREASURY STOCK - Treasury stock is reflected at cost.

COMMISSIONS REVENUE AND EXPENSES - Commissions revenues and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by registered representatives of the branch offices. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the registered representatives based on a formal commission payout schedule maintained with each representative.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist primarily of taxes currently due plus deferred taxes related to net operating losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax may also be recognized for operating losses and tax credits that are available to offset future taxable income.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

STOCK OPTIONS - The Company accounts for its stock options issued to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." If options are granted to employees for services and other consideration with an exercise price below the fair market value of the common stock on the date of grant, the difference between the fair market value and the exercise price is charged to either stock-based compensation expense (where the options are issued for services previously performed) or unearned stock compensation (where the options are issued for services to be performed in the future). Stock-based compensation expense and any amortization of unearned stock compensation related to employees is included in employee compensation and benefits in the accompanying statements of loss.

The Company accounts for its options issued to non-employees in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 requires that options granted for services are to be recorded at fair market value at the date of grant, regardless of the exercise price of the options. The Company determines fair market value by using the Black-Scholes Option Valuation Model. The fair market value is charged to stock-based compensation (where the options are issued for services previously performed) or unearned stock compensation (where the options are issued for services to be performed in the future). Stock-based compensation and any amortization of unearned stock compensation related to non-employees is included in professional expenses in the accompanying statements of loss.

Unearned stock compensation is recorded for options issued to either employees or non-employees for services to be rendered in the future and/or services for which future vesting requirements must be met. The Company amortizes any amounts recorded as unearned stock compensation on a pro-rata basis over the period that the options are earned, which generally is the vesting period. Many of the Company's registered representatives are independent, and are, therefore, considered non-employees by the Company for purposes of accounting for stock option activity.

FAS 123 and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," require the Company to provide pro forma information regarding net income (loss) as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in FAS 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes Option Valuation Model. Statement of Financial Accounting Standards No. 148 also provides for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to continue to account for stock-based employee compensation under Accounting Principles Board Opinion No. 25.

LOSS PER SHARE - Basic loss per share for the years ended December 31, 2003 and 2002 has been computed by dividing net loss less preferred dividends of $15,000 by the weighted average number of common shares outstanding. Diluted loss per share for the years ended December 31, 2003 and 2002 is the same as basic, as the dilutive calculation would have an anti-dilutive effect because of the net loss. The weighted average number of potentially dilutive securities (options, warrants, convertible preferred stock) that were excluded from the fully diluted calculation for the years ended December 31, 2003 and 2002, totaled 11,477,026 and 8,221,508, respectively.

ESTIMATES - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

RECLASSIFICATIONS - Certain amounts from the prior year have been reclassified to conform to the current-year presentation. These reclassifications had no impact on the reported net loss from 2002.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2003:

Computer systems and software	$ 63,622
Equipment and furniture	9,299
Total	72,921
Less: accumulated depreciation	(8,494)
Total property and equipment	$ 64,427

Depreciation expense was $29,951 and $51,338 for the years ended December 31, 2003 and 2002, respectively.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2003:

Accounts payable	$ 335,563
Accrued expenses and other accrued liabilities	353,445
Accrued wages and other	54,824
	$ 743,832

NOTE 4 - ACQUISITION

On January 2, 2003, the Company acquired, in an asset purchase agreement, the Boca Raton Branch of Wachovia Securities Financial Network, Inc. (the "Branch"). The Branch was an affiliated retail branch office of Wachovia Securities Financial Network, Inc. ("Wachovia"), with approximately 30 registered representatives conducting retail brokerage business. The purchase price was approximately $1,800,000, payable to Wachovia over four years. The purchase price contemplated the signing of a registered representative agreement with each of the registered representatives. Substantially all of the registered representatives signed agreements with the Company. The purchase price approximated the unamortized outstanding balance of sign-on bonuses paid by Wachovia to the registered representatives, which bonuses are subject to reimbursement by the representatives in an amount equal to the unamortized outstanding balance if the representative leaves before the designated date. The purchase price is being paid by Summit in equal monthly payments over the four-year period commencing January 2003. The continuous employment of all of the representatives is not guaranteed; however, for representatives who do not maintain employment with the Company through the entire four-year period ending January 2, 2007, a pro rata adjustment to the purchase price for the remaining non-employed period will be made. Upon leaving the Company, Wachovia, not the Company, retains the right to reclaim the unamortized portion of the original bonuses paid to the representatives. Management believes that the acquisition will expand its market presence and overall customer base. In accordance with Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," the results of operations of the Branch have been included in the Company's financial statements from the date of acquisition. Based upon management's estimates, the purchase price, including transaction costs, has been allocated as follows: Customer list - $1,142,000; Goodwill - $532,000; Equipment - $6,000; imputed interest - $176,000. Customer list is being amortized over its estimated beneficial life of six years. Amortization of customer list for the year

NOTE 4 - ACQUISITION *(Continued)*

ended December 2003 was $190,323. Imputed interest is presented as a discount on the note payable and is being amortized over the life of the loan, at 5.25%, using the effective interest method. Amortization of imputed interest for the year ended December 31, 2003 was $76,858. As of the date of the acquisition, there were no contingent considerations that needed to be recorded in accordance with SFAS No. 141. The Company anticipates this goodwill to be fully deductible for tax purposes over fifteen years.

In accordance with FAS No. 142, "Goodwill and Other Intangible Assets," the Company reviews the customer list and goodwill for impairment. Management has determined from its annual analysis that no impairment exists as of December 31, 2003.

NOTE 5 - COMMON STOCK

In July 2000, the Company established the 2000 Incentive Compensation Plan (the "Plan"). The terms of the Plan provide for grants of stock options (incentive and non-statutory), stock appreciation rights and restricted stock to employees and consultants of the Company capable of contributing to the Company's performance (see Note 15).

On October 14, 2002, the Company approved the Common Stock Private Offering (the "Offering"), which consisted of a private placement of up to 20,000,000 shares of its common stock to accredited investors at a purchase price of $.25 per share. The Company also authorized the issuance of up to 2,000,000 of common stock purchase warrants to selling broker-dealers in the Offering. These warrants have an exercise price per share equal to $.30 and vest immediately upon issuance. During the year ended December 31, 2003, the Company issued 3,840,000 shares of common stock related to the Offering for $960,000. During the year ended December 31, 2003, the Company issued 548,000 warrants which were fair valued in accordance with FAS 123 at approximately $329,000. The entire $329,000 is considered an Offering cost and was charged against additional paid-in capital, which resulted in no net effect to equity. Additionally, other Offering costs of $81,651 were charged against paid-in capital in 2003. The Company closed the Offering on March 18, 2003. In connection with the Offering, the Company issued an aggregate of 12,040,000 shares of common stock and 1,078,000 common stock purchase warrants in 2002 and 2003.

On April 11, 2003, the Company consummated, in a separate transaction, the sale of 4,000,000 shares of its common stock for gross proceeds of $1,000,000. As part of the agreement, the Company's principal shareholder, chairman and chief executive officer (the "Principal Shareholder") entered into a Co-Sale and Voting Agreement ("Agreement"), which contains certain provisions, among other corporate matters, under which he: (i) grants to the purchaser certain "tag-a-long" rights upon a sale of common stock by the Principal Shareholder, and (ii) agreed to vote his shares in favor of a nominee director designated by the purchaser. "Tag-a-Long" rights, as defined within the Agreement, allow the purchaser, in its discretion, to participate in any sale, transfer or other disposition of any shares of common stock by the Principal Shareholder, his family members or entities they control, on the same terms and conditions as their sale. The number of shares the purchaser would be able to include in the sale is subject to a formula set forth in the Agreement. The Agreement terminates when the purchaser no longer owns 2,000,000 of the 4,000,000 shares purchased in April 2003 (as adjusted for stock split, dividends, recapitalizations an similar events). The Agreement may also be terminated upon the closing of a public offering of the Company's securities, resulting in net proceeds to the Company of $20,000,000 at a per share price of at least $2.50 (as adjusted for stock splits, dividends, recapitalizations and the like).

In connection with the April 11, 2003 sale of common stock, the Company issued as a placement fee (i) 80,000 shares of common stock and (ii) a warrant entitling the holder to purchase 400,000 shares of common stock at a exercise price of $.30. The common stock and warrants are considered Offering costs and were charged against additional paid-in capital, which resulted in no net effect to equity. Additionally, other offering costs incurred related to the issuance of these shares amounted to 114,842 and were charged against paid-in capital.

NOTE 5 - COMMON STOCK *(Continued)*

On October 29, 2003, 50,709 shares of common stock were issued to outside consultants for services performed for the Company. The Company recorded $29,016 of stock-based compensation expense in professional fees in the statement of loss. The $29,016 represents the fair market value of the stock at the date of issuance.

NOTE 6 - PREFERRED STOCK

On March 27, 2002, the Company amended its Articles of Incorporation to reduce the preferred stock, par value $.0001 per share, from 5,000,000 authorized shares to 150,000. During the year ended December 31, 2001, the Company issued 125,000 shares of 12% cumulative Convertible Preferred Stock for $125,000. The number of shares of common stock which may be issued in respect of the shares of preferred stock shall be determined by dividing (i) a numerator equal to the number of shares of Series A 12% Convertible Preferred Stock being converted multiplied by 115% of the subscription price, (ii) a denominator representing the per share price that is the lower of the closing price and the average closing sale price for the 20 trading days immediately preceding the Series A conversion date; provided, however, in no event shall the denominator be less than the subscription price. The estimated number of shares that would have been issued if the Convertible Preferred Stock were converted as of December 31, 2003 were 143,750. All such preferred stock is non-voting stock. The holders of Series A 12% Convertible Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, cash dividends at the rate of $0.12 per annum, subject to voluntary conversion. Such dividends shall accrue and be cumulative from the issue date. Dividends shall be payable in arrears, when and as declared by the Board of Directors, on March 31, June 30, September 30 and December 31 of each year; provided, however, the first dividend payment date shall not occur before the last calendar day of the first full fiscal quarter following the issue date. During the year ended December 31, 2003, $10,000 in cash dividends were paid. As of December 31, 2003, undeclared dividends in arrears approximated $18,750. In the event of any liquidation, dissolution or winding up of the Company's affairs for a price per share which is less than the subscription price set forth herein, holders of the preferred shares will be entitled to a liquidation preference of $1.00 per preferred share, plus the dividends set forth above, prior to any distribution to the holders of common stock in full and complete liquidation of the interest of the holders of preferred shares. In the event that the Company does not have sufficient funds to pay the full liquidation preference payable to the holders of preferred shares, and any other shares issued on a parity with the preferred shares ("Parity Shares"), the existing funds will be allocated among the holders of all such preferred shares and Parity Shares pro rata in proportion to the full amounts to which they would respectively be entitled. At any time after August 1, 2002, the Company may, unless otherwise prevented by law, redeem from the holder thereof, the holder's preferred shares at the subscription price ($1.00 per share), together with any accrued but unpaid dividends thereon to and including the date of redemption, in whole or, from time to time, in part. Any partial redemption shall be allocated among the holders of preferred shares pro rata or by lot, as determined by the Company.

NOTE 7 - TREASURY STOCK

Treasury stock is reflected at cost, and consists of 42,066 and 7,916 shares of common stock at December 31, 2003 and 2002, respectively.

NOTE 8 - STOCK OPTIONS AND WARRANTS

As part of the Branch acquisition (see Note 4) approximately $548,000 of unearned stock compensation was recorded which related to the issuance of employee options to acquire 1,566,353 shares of common stock at an exercise price of $.60 per share. The approximate $548,000 of unearned compensation was determined based upon the intrinsic value of the options at the date of grant. During 2003 and 2002, the Company issued 3,037,709 and 8,945,405 options to employees which were recorded at their intrinsic value of $653,412 and $104,250, respectively. For the years ended December 31, 2003 and 2002, amortization of unearned stock-based compensation expense related to employees was $149,716 and $6,342, respectively.

During 2003 and 2002, the Company issued a total of 414,443 and 1,092,215 options, respectively, to non-employees with a fair market value of $122,769 and $345,755, respectively, all of which was recorded as unearned stock-based compensation. For the years ended December 31, 2003 and 2002, amortization of unearned stock-based compensation expense related to non-employees was $119,992 and $61,239, respectively.

Certain non-employees and employees discontinued providing services or employment with the Company for which unearned compensation was being expensed. The Company's policy states that upon disengagement with the Company, all vested options must be exercised within 90 days or the options become forfeited. If the options are forfeited for which expense has been previously recorded, the Company recaptures the expense in the current period.

Stock option activity during 2003 and 2002, was as follows:

	Number of Options	Weighted-average Exercise Price
Outstanding at December 31, 2001	1,635,216	$ 1.97
Granted	10,037,620	$ 0.32
Exercised	(1,400,000)	$ .25
Forfeited	(400,677)	$ 1.30
Outstanding at December 31, 2002	9,872,159	$ 0.56
Granted	3,452,152	$ 0.55
Forfeited	(1,971,192)	$ 1.16
Outstanding at December 31, 2003	11,353,119	$ 0.45
Shares exercisable at December 31, 2003	7,123,729	$ 0.38

NOTE 8 - STOCK OPTIONS AND WARRANTS *(Continued)*

The range of exercise prices for options and warrants outstanding at December 31, 2003 was $.10 to $2.50. The following table summarizes information about options outstanding at December 31, 2003:

	Outstanding Options		
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$0.10 - $0.25	6,100,000	4.0	$0.24
$0.34 - $0.50	2,576,614	8.2	$0.46
$0.51 - $0.80	2,064,197	6.8	$0.63
$1.00 - $2.50	612,308	7.1	$1.92
	11,353,119		$0.45

	Exercisable Options	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price
$0.10 - $0.25	6,100,000	$0.24
$0.45 - $0.75	546,621	$0.50
$1.00 - $2.50	477,108	$2.09
	7,123,729	$0.38

As of December 31, 2003, the Company had a total of 1,478,000 warrants outstanding for the purchase of the Company's common stock at an exercise price of $.30 per share. These warrants expire in March and April 2007.

The Company accounts for its options and warrants according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and follows the disclosure provisions of FAS 123. Accordingly, if options or warrants are granted to employees for services and other consideration with an exercise price below the fair market value of the common stock on the date of the grant, the difference between the exercise price and the fair market value is charged to operations and/or unearned stock compensation. The fair value of the options and warrants granted during the fiscal years ended December 31, 2003 and 2002, reported below, has been estimated at the dates of grant using the Black-Scholes Option Valuation Model with the following assumptions:

	2003	2002
Expected life (in years)	1.0 – 10.0	1.0 – 10.0
Risk-free interest rate	5.0%	5.0%
Volatility	189%	211%
Dividend yield	0.0%	0.0%

The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options and warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

NOTE 8 - STOCK OPTIONS AND WARRANTS *(Continued)*

For purposes of pro forma disclosures, the estimated fair value of the options and warrants is amortized to expense over the options' and warrants' vesting periods. The Company's pro forma information is as follows:

	2003	2002
Net loss, as reported	$(1,244,410)	$ (1,619,010)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(309,333)	(2,299,413)
	$(1,553,743)	$ (3,918,423)
Loss per share:		
Basic and Diluted - as reported	$(0.05)	$(0.16)
Basic and Diluted - pro forma	$(0.06)	$(0.38)

The effects on pro forma disclosures of applying FAS 123 are not necessarily indicative of the effects on pro forma disclosures of future years.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company currently leases office space under an operating lease. The Company occupies approximately 13,000 square feet of office space in three locations within the same building in Boca Raton, Florida, all of which space was previously occupied by Wachovia. On August 8, 2003, the Company entered into a sublease agreement with Wachovia Bank, an affiliated entity of Wachovia, wherein the parties agreed to the following: (1) with respect to approximately 5,500 square feet of space, the Company will lease such space until January 2004 at the rate of $12,542 per month; and (2) the Company will with respect to approximately 7,500 square feet, lease such space until January 2005 at the rate of $19,332 per month.

On June 25, 2003, the Company entered into long-term leases with the owner of the building for those spaces occupying the approximately 5,500 square feet, which leases will take effect upon termination of the sublease agreements. These leases, which will expire on January 31, 2009, provide for base monthly rent in the amount of $9,156, plus the Company's pro rata share of the common area expenses.

The future minimum rental payments due under these operating leases are as follows:

YEAR ENDED	AMOUNT
2004	$332,163
2005	$122,533
2006	$125,645
2007	$128,851
2008 and thereafter	$132,153

Total rent expense, including month-to-month leases, for the years ended December 31, 2003 and 2002 was $449,834 and $153,827, respectively.

NOTE 9 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Legal Proceedings

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management has provided an accrual for estimated probable losses which could result from these matters. Management believes that the range of potential net losses resulting from these proceedings in excess of the accrued amount will not be material to the Company's financial position or results of operations.

Employee Benefit Plan

The Company has a 401(k) benefit plan. Employees at least 18 years of age become eligible upon the completion of six months of service. The Company matches employee contributions 100% up to 3% of eligible wages and another 50% of the next 2% of eligible wages. For the year ended December 31, 2003, the Company contributed approximately $122,000 in employer matching contributions.

NOTE 10 - INCOME TAXES

Due to the net operating losses and valuation allowance, there was no provision for both federal or state taxes for the years ended December 31, 2003 and 2002.

Deferred tax assets and their approximate tax effect totaled $913,000 as of ended December 31, 2003. The components of the deferred tax assets were comprised of net operating losses of approximately $760,000, amortization of stock-based compensation of approximately $116,000 and allowances and other of approximately $37,000 for the year ended December 31, 2003.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established a valuation allowance for the entire deferred tax asset due to recurring losses since the Company's inception.

The valuation allowance increased approximately $210,000 for the year ended December 31, 2003.

The Company has net operating loss carryforwards of approximately $3,797,000 for federal and state income tax purposes, which are available to offset future taxable income. These loss carryforwards expire in various years through 2018.

The Company's effective tax rate differs from the statutory federal income tax rate due to the following:

	December 31,	
	2003	2002
Tax at statutory rate	34%	34%
Increase (decrease) resulting from:		
Effect of reducing federal corporate tax rate to the lowest tax bracket due to recurring losses incurred by the Company	-19%	-19%
Effect of state income tax	5%	5%
Effect of non-deductibility of stock-based compensation	-5%	-3%
Effect of non-deductibility of allowances and other	-6%	-
Effect of valuation allowance	-9%	-17%
Effective tax rate	-	-

NOTE 10 - INCOME TAXES *(Continued)*

Under U.S. federal tax laws, certain changes in ownership of a company may cause severe limitations on future utilization of loss carryforwards.

NOTE 11 - CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments in excess of federally insured limits and commissions receivable. The Company places its temporary cash investments with financial institutions.

All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 12 - RELATED-PARTY TRANSACTIONS

The Company paid rent of approximately $44,000 and $133,000 during 2003 and 2002, respectively, to a related company owned by an individual who was an officer and is a shareholder of the Company. The related company owned one of the buildings the Company leased. In addition to the rent payments described herein, the Company transferred certain fixed assets having a carrying value of approximately $35,000 in exchange for the forgiveness of approximately $18,000 due under the lease. This lease was terminated on August 31, 2003.

NOTE 13 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with a clearing broker and has fully disclosed all of its customer accounts to this broker.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital. As of December 31, 2003, the Company is required to maintain at least $250,000 in net capital. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2003, the Company had net capital of $2,215,624 and the Company's aggregate indebtedness to net capital ratio was 1.26 to 1.

NOTE 14 - OFF BALANCE SHEET RISK

Included in the Company's clearing agreement with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. At December 31, 2003, management of the Company had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 15 - SUBSEQUENT EVENT

On February 26, 2004, the Company's shareholders approved (i) a reorganization of the Company whereby Summit Brokerage Services, Inc. became a wholly-owned subsidiary of Summit Financial Services Group, Inc., (ii) increased the number of authorized shares of common stock available for grant under the Plan from 4,000,000 to 7,000,000, and (iii) increased the number of shares of common stock authorized to be issued from 50,000,000 to 60,000,000.

SUPPLEMENTAL INFORMATION

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2003

Net Capital	
Total consolidated stockholders' equity	$ 2,626,958
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	46,587
Other receivables, net	99,813
Securities owned, at fair value	2,835
Prepaid expenses	83,138
Property and equipment, net	64,427
Goodwill and customer list, net	1,477,576
	852,582
Other additions and/or credits:	
Note payable, net	1,273,042
Net capital	$ 2,125,624
Aggregate Indebtedness	
Items included in consolidated statement of financial condition	
Accrued payable and accrued expenses	$ 743,832
Accrued commissions expense	651,503
Note payable, net	1,273,042
Total aggregate indebtedness	$ 2,668,377
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 250,000
Excess net capital at 1,500 percent	$ 1,947,732
Excess net capital at 1,000 percent	$ 1,858,786
Ratio: Aggregate indebtedness to net capital	1.26 to 1

Reconciliation with Company's Computation (Included in Part II of the Amended Form X-17A-5 as of December 31, 2003)

A reconciliation is not considered necessary pursuant to Rule 17a-5(d)(4), as there are no material differences between the Company's computation of net capital under Rule 15c3-1 and the computation of net capital included on this schedule.

The accompanying notes are an integral part of the financial statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Summit Brokerage Services, Inc. and Subsidiaries, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.

Certified Public Accountants

Orlando, Florida
February 6, 2004